UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fourth Quarter Results 2018

Azul Reports Record Adjusted Net Income of R$704 Million in 2018

São Paulo, March 14th, 2019 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities and departures, announces today its results for the fourth quarter of 2018 (“4Q18”) and for the full year 2018. The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  Operating income was R$282.9 million in 4Q18, representing a margin of 11.4%, even with the 17.3% devaluation of the Brazilian real and the 37.2% increase in fuel price per liter. Operating margin was 8.8% for the full year adjusting for non-recurring items1.

▪  EBITDAR increased 14.5% to R$762.7 million, representing a margin of 30.7% in 4Q18, making Azul one of the most profitable carriers in the Americas. For the full year, adjusted EBITDAR increased 13.5% reaching R$ 2.6 billion.

▪  Net income totaled R$138.2 million, compared to R$297.4 million in 4Q17, mainly due to a R$154.4 million non-recurring gain recorded in 4Q17 related to the expiration of a call option on our TAP bonds. Adjusted net income in 2018 came in at R$703.6 million, compared to R$516.3 million the year before.

Financial results (R$ million)	4Q18	4Q17	% ∆	2018¹	2017	% ∆
Operating revenues	2,480.4	2,186.1	13.5%	9,204.6	7,773.5	18.4%
Operating income	282.9	297.4	-4.9%	808.7	848.4	-4.7%
Operating margin	11.4%	13.6%	-2.2 p.p.	8.8%	10.9%	-2.1 p.p.
EBITDAR	762.7	666.0	14.5%	2,643.6	2,329.9	13.5%
EBITDAR margin	30.7%	30.5%	+0.2 p.p.	28.7%	30.0%	-1.3 p.p.
Net income	138.2	297.4	-53.5%	703.6	516.3	36.3%
Net income per PN share (R$)	0.41	0.89	-54.2%	2.08	1.64	27.3%
Net income per ADS (US$)	0.32	0.81	-60.7%	1.61	1.49	8.3%

▪  On a stage-length adjusted basis RASK increased 7.6% in 2018 and 2.7% in 4Q18 compared to 2017 and 4Q17, respectively.

▪  Passenger traffic grew 14.5% on a capacity increase of 14.1% resulting in a load factor of 83.0%, 0.3 percentage points higher than in 4Q17.

▪  CASK ex-fuel decreased 8.1% despite the 17.3% depreciation of the Brazilian real. For the full year, CASK ex-fuel decreased 2.4%, in line with the Company’s guidance.

▪  At the end of 4Q18, total liquidity21position was R$4.0 billion, representing 43.9% of the last twelve months’ revenues.The Company generated R$266.2 million in free cash flow during the year.

▪  Total debt considering the effect of currency swaps decreased R$63.6 million in the quarter to R$3.4 billion while Azul’s adjusted net debt to EBITDAR leverage ratio remained flat at 4.2x.

▪  Azul’s operating fleet totaled 125 aircraft at the end of the quarter, including 20 next-generation A320neo aircraft, which represented 30% of total capacity.

1 2018 results exclude non-recurring items totaling R$283.3 million incurred in 2Q18.

2 Includes cash and cash equivalents, short-term and long-term investments and accounts receivable.

Fourth Quarter Results 2018

▪  TudoAzul recorded a 29.3% increase in gross billings (ex-Azul) in 2018 compared to 2017.

▪  Azul Cargo Express recorded a 56.5% growth in revenue in 2018 compared to 2017.

▪  Azul ranked as the most on-time low-cost carrier in the world in 2018 according to OAG’s Punctuality League, and as most on-time airline in Brazil, according to Flightstats.

Recent Developments

On March 11, 2019, Azul announced that it has signed a non-binding agreement with Avianca Brasil to acquire certain assets of Avianca Brasil for the indicative purchase price of up to US$ 105 million. As provided by the Brazilian Bankruptcy and Judicial Reorganization Law, the assets will be transferred to a new entity free and clear of all debts and liabilities (“NewCo”). The proposed NewCo solely includes certain assets selected by Azul including Avianca Brasil’s operating certificate, 70 pair of slots and approximately 30 Airbus A320 aircraft. The offer is non-binding and remains subject to a number of conditions precedent, including due diligence, regulatory and creditors approvals, and the conclusion of Avianca Brazil’s judicial reorganization. Azul estimates that the process could take up to three months to be concluded.

Fourth Quarter Results 2018

Management Comments

2018 was another milestone year for Azul as we celebrated the tenth anniversary of our first flight. Visiting the many destinations in Azul’s network, I could not be more excited to see our outstanding crewmembers delivering the Azul experience every day, with the same passion and energy as they did ten years ago. Together we have built a great airline with a differentiated business model, focused on delivering superior customer service and investor returns.

In 2018, we continued to successfully execute on our margin expansion plan consisting of three strategic pillars: transforming our fleet by replacing smaller aircraft with larger, more fuel-efficient next generation aircraft; growing our loyalty program TudoAzul; and expanding cargo and ancillary revenues. As a result, even with the year-over-year increase in jet fuel of 30% and the strengthening of the U.S. dollar of 15%, we delivered a record adjusted net income of R$ 703.6 million in 2018. In addition, we ended the year with a strong liquidity position of approximately R$4.0 billion, representing 44% of last twelve months’ revenue, and generated R$266.2 million in free cash flow, reflecting our commitment to sustainable growth and building long-term value.

Our capacity grew 16% in 2018, mostly through our upgauging strategy, and we were also able to increase RASK year over year by 7.6% adjusted for stage length. As a result, our top line grew 18.4% compared to 2017. In the fourth quarter, RASK adjusted for stage length increased 2.7% and revenue grew 13.5% year over year. Our average fare rose 12.2% to R$ 377.

The main driver of our margin expansion plan is the unit cost reduction derived from the transformation of our fleet with next-generation aircraft, which have more seats and higher fuel efficiency. The Airbus A320neos and the Embraer E2s have a CASK that is approximately 29% and 26% lower than the current generation aircraft that we operate. At the end of 2018, 30% of our capacity was generated by next-generation aircraft, leading to a 2.4% decrease in CASK ex-fuel even with the 15% year-over-year depreciation of the real year over year. In 4Q18, our CASK ex-fuel decreased an impressive 8.1% as we ended the year with 20 A320neos. I could not be happier with its performance. This is the main reason why we have decided to accelerate our fleet renewal plan in 2019. During the year, we expect to add 21 next-generation aircraft, an increase of eight units from our previous plan, and replace 15 older jets. As a result, we expect that by the end of 2019, an industry-leading 50% of our capacity will be coming from next-generation aircraft.

With revenue growth of 56.5% in 2018, Azul Cargo Express was the strongest performer among our business units, benefiting from the expansion of our network and fleet. We have a diversified customer base including the main retailers, manufacturers, and online companies in Brazil, who value our reliable and far-reaching logistic solution.

Our wholly-owned loyalty program TudoAzul maintained its strong growth pace, reaching 10.8 million members in December, an increase of almost two million members from December 2017. Gross billings ex-Azul grew 29.3% in 2018 compared to 2017, with the majority of this increase coming from sales to banking partners and direct sales to members, further increasing our share of the Brazilian loyalty market.

Once again, in 2018, our on-time performance was the highest in Brazil and in South America. For the eighth year in a row, we won the Skytrax award of Best Regional Airline in South America, and also Best Airline Staff. In addition, for the second year in a row we were elected among the world's top 10 airlines and best carrier in Latin America by TripAdvisor Travelers' Choice. Winning these awards is a true testament to the dedication and commitment of all our crewmembers.

We ended our first decade confident that we will continue generating positive returns for our shareholders, be the preferred airline for our customers, and offer a great place to work for our crewmembers. We have a proven and resilient business model and we are just getting started. While we have achieved significant milestones in our first ten years, I am as confident as ever that our best years are ahead of us.

Thank you for your continued support.

John Rodgerson, CEO of Azul S.A.

Fourth Quarter Results 2018

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods presented have been adjusted to reflect adoption of new IFRS accounting standards effective from January 2018.

Income statement (R$ million)	4Q18	4Q17	% ∆	2018¹	2017	% ∆

OPERATING REVENUES
Passenger	2,340.6	2,065.6	13.3%	8,721.3	7,399.7	17.9%
Other	139.9	120.5	16.1%	483.2	373.7	29.3%
Total operating revenues	2,480.4	2,186.1	13.5%	9,204.6	7,773.5	18.4%

OPERATING EXPENSES
Aircraft fuel	766.8	523.9	46.4%	2,644.3	1,848.2	43.1%
Salaries, wages and benefits	354.6	366.5	-3.2%	1,413.0	1,296.2	9.0%
Aircraft and other rent	408.1	315.3	29.4%	1,509.9	1,181.7	27.8%
Landing fees	148.9	129.3	15.2%	592.1	490.6	20.7%
Traffic and customer servicing	99.8	97.4	2.5%	395.4	357.8	10.5%
Sales and marketing	106.6	89.5	19.1%	368.7	309.5	19.1%
Maintenance materials and repairs	61.5	134.0	-54.1%	504.5	568.1	-11.2%
Depreciation and amortization	71.6	53.2	34.5%	324.9	299.8	8.4%
Other operating expenses	179.5	179.5	0.0%	643.1	573.1	12.2%
Total operating expenses	2,197.5	1,888.7	16.4%	8,395.8	6,925.1	21.2%
Operating income	282.9	297.4	-4.9%	808.7	848.4	-4.7%
Operating Margin	11.4%	13.6%	-2.2 p.p.	8.8%	10.9%	-2.1 p.p.

FINANCIAL RESULT
Financial income	7.8	25.6	-69.4%	41.4	94.8	-56.3%
Financial expenses	(121.7)	(105.6)	15.2%	(410.2)	(524.0)	-21.7%
Derivative financial instruments	(52.4)	(1.6)	3210.6%	298.1	(90.2)	n.a.
Foreign currency exchange, net	(6.8)	4.2	n.a.	(194.7)	57.9	n.a.
Result from related party transactions, net	65.6	149.7	-56.2%	342.1	194.4	76.0%
Income before income taxes	175.5	369.8	-52.5%	885.4	581.2	52.3%

Income tax and social contribution	(8.7)	(3.6)	141.8%	(11.2)	2.9	n.a.
Deferred income tax	(28.7)	(68.8)	-58.3%	(170.6)	(67.7)	151.9%
Net income	138.2	297.4	-53.5%	703.6	516.3	36.3%
Net margin	5.6%	13.6%	-8.0 p.p.	7.6%	6.6%	+1.0 p.p.

Weighted avg. of PN equivalent shares (million)	338.8	333.8	1.5%	337.7	315.6	7.0%
Fully diluted shares	343.0	340.2	0.8%	342.8	321.8	6.5%
Basic net income per PN2 share (R$)	0.41	0.89	-54.2%	2.08	1.64	27.3%
Diluted net income per PN2 share (R$)	0.40	0.87	-53.9%	2.05	1.60	27.9%
Basic net income per ADS (US$)	0.32	0.81	-60.7%	1.61	1.49	8.3%
Diluted net income per ADS (US$)	0.31	0.79	-60.7%	1.59	1.45	9.4%

1 2018 adjusted for non-recurring items in 2Q18.

 ² One ADS equals three preferred shares (PN)

Fourth Quarter Results 2018

Operating Data	4Q18	4Q17	% ∆	2018¹	2017	% ∆

ASKs (million)	7,425	6,506	14.1%	29,353	25,300	16.0%
Domestic	5,707	5,060	12.8%	22,103	20,458	8.0%
International	1,718	1,446	18.9%	7,250	4,842	49.7%
RPKs (million)	6,162	5,382	14.5%	24,156	20,760	16.4%
Domestic	4,668	4,108	13.6%	17,856	16,424	8.7%
International	1,494	1,274	17.3%	6,300	4,336	45.3%
Load factor (%)	83.0%	82.7%	+0.3 p.p.	82.3%	82.1%	+0.2 p.p.
Domestic	81.8%	81.2%	+0.6 p.p.	80.8%	80.3%	+0.5 p.p.
International	87.0%	88.1%	-1.1 p.p.	86.9%	89.5%	-2.6 p.p.

Average fare (R$) [1]	395.7	377.4	4.9%	377.2	336.1	12.2%
Revenue passengers (thousands)	5,915	5,474	8.1%	23,122	22,014	5.0%
Block hours	109,648	101,630	7.9%	433,945	407,416	6.5%
Aircraft utilization (hours per day)	10.6	10.2	3.4%	10.4	10.5	-1.4%
Departures	65,848	63,665	3.4%	262,312	259,966	0.9%
Average stage length (km)	1,005	942	6.6%	1,006	905	11.2%
End of period operating aircraft	125	122	2.5%	125	122	2.5%
Fuel consumption (thousands of liters)	260,809	244,426	6.7%	1,033,712	939,908	10.0%
Employees	11,807	10,878	8.5%	11,807	10,878	8.5%
End of period employees per aircraft	94	89	5.9%	94	89	5.9%

Yield per passenger kilometer (cents) [1]	37.99	38.38	-1.0%	36.10	35.64	1.3%
RASK (cents) [1]	33.41	33.60	-0.6%	31.36	30.73	2.1%
PRASK (cents) [1]	31.52	31.75	-0.7%	29.71	29.25	1.6%
CASK (cents) [1]	29.60	29.03	1.9%	28.60	27.37	4.5%
CASK ex-fuel (cents) [1]	19.27	20.98	-8.1%	19.59	20.07	-2.4%
Fuel cost per liter	2.94	2.14	37.2%	2.56	1.97	30.1%
Break-even load factor (%)	73.5%	71.5%	+2.1 p.p.	75.1%	73.1%	+2.0 p.p.

Average exchange rate	3.81	3.25	17.3%	3.65	3.18	14.8%
End of period exchange rate	3.87	3.31	17.1%	3.87	3.31	17.1%
Inflation (IPCA - LTM)	3.75%	2.94%	+0.8 p.p.	3.75%	2.94%	+0.8 p.p.
WTI (average per barrel, US$)	59.34	55.30	7.3%	64.89	50.86	27.6%
Heating Oil (US$)	207.33	181.20	14.4%	206.92	162.92	27.0%
¹ 2018 adjusted for non-recurring items in 2Q18.

Operating Revenue

In 4Q18 Azul recorded an operating revenue of R$2.5 billion, 13.5% higher than the same period last year, due to a 13.3% increase in passenger revenue and a 16.1% increase in other revenue.

Passenger traffic (RPK) rose 14.5% on a capacity growth of 14.1%, leading to a load factor of 83.0%, 0.3 percentage points higher than 4Q17. Passenger revenue per ASK (PRASK) decreased 0.7% year over year, mostly driven by the 18.9% growth in international capacity. Adjusting for the increase of 6.6% in average stage length, PRASK would have risen 2.5% year over year.

Other revenue increased 16.1% or R$19.4 million in 4Q18 compared to 4Q17 mainly due to a 44% growth in cargo revenue.

Fourth Quarter Results 2018

R$ cents	4Q18	4Q17	% ∆	2018¹	2017	% ∆
Operating revenue per ASK
Passenger revenue	31.52	31.75	-0.7%	29.71	29.25	1.6%
Other revenue	1.88	1.85	1.7%	1.65	1.48	11.4%
Operating revenue (RASK)	33.41	33.60	-0.6%	31.36	30.73	2.1%
Operating expenses per ASK
Aircraft fuel	10.33	8.05	28.3%	9.01	7.31	23.3%
Salaries, wages and benefits	4.78	5.63	-15.2%	4.81	5.12	-6.0%
Aircraft and other rent	5.50	4.85	13.4%	5.14	4.67	10.1%
Landing fees	2.01	1.99	0.9%	2.02	1.94	4.0%
Traffic and customer servicing	1.34	1.50	-10.2%	1.35	1.41	-4.8%
Sales and marketing	1.44	1.38	4.3%	1.26	1.22	2.7%
Maintenance materials and repairs	0.83	2.06	-59.8%	1.72	2.25	-23.5%
Depreciation and amortization	0.96	0.82	17.9%	1.11	1.18	-6.6%
Other operating expenses	2.42	2.76	-12.4%	2.19	2.27	-3.3%
Total operating expenses (CASK)	29.60	29.03	1.9%	28.60	27.37	4.5%

Operating income per ASK (RASK - CASK)	3.81	4.57	-16.6%	2.76	3.35	-17.8%

1 2018 adjusted for non-recurring items in 2Q18.

Operating Expenses

Operating expenses totaled R$2.2 billion, representing an increase of 16.4% over 4Q17. Cost per ASK (CASK) increased 1.9% to 29.60 cents mainly due to the 17.3% average depreciation of the real and the 37.2% increase in fuel price per liter, partially offset by the addition of next-generation Airbus A320neo aircraft, which are more fuel efficient, and the 14.1% increase in ASKs year over year. Excluding fuel, CASK decreased 8.1%.

The breakdown of our operating expenses is as follows:

▪  Aircraft fuel increased 46.4% year over year to R$766.8 million mostly due to the 37.2% increase in fuel price per liter and a higher number of international flights. This increase was partially offset by the introduction of A320neos, which are more fuel-efficient. On a per-ASK basis, aircraft fuel increased 28.3%.

▪  Salaries, wages and benefits decreased 3.2% or R$11.9 million year over year mostly due to a lower profit sharing and bonus provision in 4Q18. On a per-ASK basis, salaries, wages and benefits decreased 15.2%.

▪  Aircraft and other rent expenses totaled R$408.1 million in 4Q18, 29.4% higher than in the same period last year mainly due to (i) the 17.3% average depreciation of the real and (ii) an increase in the number of A320neos in the fleet, which have higher rent rates compared to smaller aircraft. On a per-ASK basis, aircraft rent increased 13.4% over 4Q17.

▪  Landing fees increased 15.2% or R$19.6 million in 4Q18 mostly due to the 14.1% increase in ASKs and the 6.6% increase in average stage length year over year. Landing fees per ASK increased 0.9%.

▪  Traffic and customer servicing expenses increased 2.5% or R$2.4 million mostly due to the 8.1% increase in the number of passengers in 4Q18 compared to 4Q17. On a per-ASK basis, traffic and customer servicing expenses decreased 10.2%.

▪  Sales and marketing increased 19.1% or R$17.1 million mostly due to (i) the 13.3% increase in passenger revenues leading to an increase in commissions, (ii) an increase in the number of international flights, which have higher distribution costs, and (iii) an increase in cargo commissions as a result of the 44% increase in cargo revenue. On a per-ASK basis, sales and marketing increased 4.3%.

Fourth Quarter Results 2018

▪  Maintenance materials and repairs decreased 54.1% or R$72.5 million mostly due (i) a higher investment in spare parts, (ii) lower engine maintenance expenses, and (iii) insourcing of certain E-Jet maintenance activities. Maintenance materials and repairs per ASK decreased 59.8%.

▪  Depreciation and amortization increased 34.5% or R$18.4 million mostly due to an increase in maintenance events of owned aircraft, which are capitalized. On a per-ASK basis, depreciation and amortization increased 17.9%.

Non-Operating Results

Net financial results (R$ million)	4Q18	4Q17	% ∆	2018¹	2017	% ∆

Financial income	7.8	25.6	-69.4%	41.4	94.8	-56.3%
Financial expenses	(121.7)	(105.6)	15.2%	(410.2)	(524.0)	-21.7%
Derivative financial instruments	(52.4)	(1.6)	3210.6%	298.1	(90.2)	n.a.
Foreign currency exchange, net	(6.8)	4.2	n.a.	(194.7)	57.9	n.a.
Net financial results	(173.0)	(77.4)	123.6%	(265.4)	(461.5)	-42.5%

Financial income decreased R$17.8 million, mostly due to (i) a decrease in cash and short-term investments from R$1,807.3 million as of December 31, 2017 to R$1,686.6 million as of December 31, 2018 and (ii) a reduction of the Brazilian risk-free rate (“CDI”) from an average of 7.0% in 4Q17 to 6.4% in 4Q18.

Financial expenses increased 15.2% to R$121.7 million as a result of the 17.3% average depreciation of the real.

Derivative financial instruments resulted in a loss of R$52.4 million in 4Q18 compared to a loss of R$1.6 million in the same period last year mostly due to the 28.5% reduction in heating oil prices at the end of 4Q18 compared to September 30, 2018, resulting in unrealized fuel hedge losses.

As of December 31th, 2018, Azul had locked in fuel contracts for approximately 30% for the next twelve months’ consumption through derivative financial instruments and fixed priced agreements with its main fuel supplier.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$6.8 million, mainly due to the 3.2% appreciation of the Brazilian real from September 30, 2018 to December 31, 2018, resulting in a decrease in our assets denominated in foreign currency.

Results from related parties transactions, net.  In 4Q18, we recorded a gain of R$65.6 million compared to a gain of R$149.7 million in 4Q17 mostly due to (i) a R$154.4 million gain related to the expiration of a call option on our TAP bonds in 4Q17 and (ii)  the increase in fair value of the TAP bond call option in 4Q18, which is priced in euros and convertible into 41.25% of the equity value of the Portuguese carrier.

Liquidity and Financing

Azul closed the year with R$4.0 billion in cash, cash equivalents, short-term and long-term investments, and receivables, 13.7% above the R$3.6 billion recorded in 2017, representing 43.9% of its last twelve months’ revenue.

Liquidity (R$ million)	4Q18	4Q17	% ∆	3Q18	% ∆
Cash[1]	2,974.3	2,643.2	12.5%	2,777.0	7.1%
Accounts receivable	1,069.1	913.8	17.0%	1,340.8	-20.3%
Total Liquidity	4,043.4	3,557.0	13.7%	4,117.8	-1.8%
Liquidity as % of LTM adjusted revenues	43.9%	45.8%	-1.9 p.p.	46.2%	-2.3 p.p.
[1] Includes cash and cash equivalents and short-term and long-term investments.

Fourth Quarter Results 2018

Compared to 3Q18, total debt considering currency hedges decreased R$63.6 million to R$3.4 billion, mostly due to debt repayments partially offset by the issuance of R$200.0 million in new debentures replacing more expensive debt. Azul’s leverage ratio measured as adjusted net debt to EBITDAR remained flat at 4.2x.

As of December 31, 2018, Azul’s average debt maturity was 3.9 years and the average interest for local and dollar-denominated obligations was 6.8% and 5.3%, respectively. In addition, considering currency swap agreements, approximately 69.3% of Azul’s total debt and 100% of non-aircraft debt were denominated in Brazilian reais at the end of the year.

Loans and financing (R$ million) [1]	4Q18	4Q17	% ∆	3Q18	% ∆

Aircraft financing	1,252.2	1,505.8	-16.8%	1,334.9	-6.2%
Other loans, financing and debentures	2,196.8	1,994.1	10.2%	2,177.8	0.9%
% of non-aircraft debt in local currency	100.0%	99.2%	+0.8 p.p	99.1%	+0.9 p.p
Gross debt	3,449.0	3,499.9	-1.5%	3,512.7	-1.8%
Short term	335.1	563.5	-40.5%	435.8	-23.1%
Long term	3,114.0	2,936.4	6.0%	3,076.9	1.2%
% of total gross debt in local currency	69.3%	62.6%	+6.7 p.p.	66.9%	+2.4 p.p.
Operating leases (off-balance sheet)	10,569.6	8,272.1	27.8%	9,920.0	6.5%
Loans and financing adjusted for operating leases	14,018.7	11,772.0	19.1%	13,432.7	4.4%
[1] Considers the effect of currency hedges on debt.

Key financial ratios (R$ million)	4Q18	4Q17	% ∆	3Q18	% ∆

Cash[1]	2,974.3	2,643.2	12.5%	2,777.0	7.1%
Gross debt	3,449.0	3,499.9	-1.5%	3,512.7	-1.8%
Net debt	474.7	856.7	-44.6%	735.7	-35.5%
Capitalized aircraft rent	10,569.6	8,272.1	27.8%	9,920.0	6.5%
Adjusted[2] net debt / EBITDAR (LTM)	4.2	3.9	6.6%	4.2	-0.1%
[1] Includes cash and cash equivalents and short-term and long-term investments.
[2] Net debt adjusted to reflect the capitalization of aircraft rent corresponding to 7x of LTM rent and EBITDAR adjusted to reflect non-recurring items.

Fourth Quarter Results 2018

Fleet and Capital Expenditures

As of December 31, 2018, Azul had a total operating fleet of 125 aircraft and a contractual fleet of 143 aircraft, with an average age of 5.9 years. The 18 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP and three ATRs that were in the process of exiting the fleet.

Total Contractual Fleet

Aircraft	Number of seats	4Q18	4Q17	% ∆	3Q18	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	20	12	66.7%	17	17.6%
E-Jets	106-118	72	79	-8.9%	72	0.0%
ATRs	70	42	49	-14.3%	43	-2.3%
B737 Freighter	-	2	-	n.a.	1	100.0%
Total[1]		143	147	-2.7%	140	2.1%
Aircraft under operating leases		123	120	2.5%	120	2.5%

[1] Includes aircraft subleased to TAP.

Total Operating Fleet

Aircraft	Number of seats	4Q18	4Q17	% ∆	3Q18	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	20	12	66.7%	17	17.6%
E-Jets	106-118	63	70	-10.0%	63	0.0%
ATRs	70	33	33	0.0%	33	0.0%
B737 Freighter	-	2	-	n.a.	-	n.a.
Total		125	122	2.5%	120	4.2%

Fleet Plan

Azul expects to add 12 A320neos, six Embraer E2, and three A330neo to its fleet in 2019 and remove 15 E-195 E-1s, ending the year with 129 operating aircraft. In 2019, approximately 40% of Azul’s total capacity will be coming from next generation aircraft.

*Considers commercial aircraft only

Fourth Quarter Results 2018

Capex

Net capital expenditures totaled R$214.2 million in 4Q18 and R$391.5 million in 2018, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events of owned aircraft.

(R$ million)	4Q18	4Q17	% ∆	2018	2017	% ∆
Aircraft related	134.7	98.9	36.3%	636.4	476.4	33.6%
Pre-delivery payments	27.2	5.0	n.a.	27.2	53.8	n.a.
Other	52.2	15.4	238.9%	91.0	59.3	53.3%
Acquisition of property and equipment	214.2	119.3	79.6%	754.6	589.5	28.0%
Net proceeds from sale of property and equipment	-	-	n.a.	(363.2)	(177.3)	104.8%
Net CAPEX	214.2	119.3	-79.6%	391.5	412.2	5.0%

New Accounting Standard – IFRS 16

Effective on January 1, 2019, Azul will adopt a new accounting standard on lease accounting – IFRS 16. As a result, all aircraft under operating leases will be recognized on Azul’s balance sheet, similar to how finance leases were treated under IAS 17.

Below is a preliminary analysis for the period ended December 31, 2018 considering the impact of IFRS 16.

For more details on this new accounting standard, please refer to note 3.4 of our financial statements.

Comparison of 2018 Results (Preliminary)

	IAS 17 (Reported)	IFRS 16 (new)	% ∆
EBIT margin	8.8%	15.1%	6.3 p.p.
EBITDAR margin	28.7%	29.7%	1.0 p.p.
EBITDA	12.3%	28.7%	16.4 p.p.
Gross debt	R$3.4 billion	R$11.2 billion	R$7.8 billion
7x LTM aircraft rent	R$10.6 billion	-	-
Adjusted debt	R$14.0 billion	R$11.2 billion	(R$2.8 billion)
Leverage (adj. net debt/EBITDAR)	4.2	3.0	(1.2)

Fourth Quarter Results 2018

2019 Outlook

We expect to grow total capacity by 18% to 20% in 2019, consisting of a 16% to 18% increase in domestic ASKs through the replacement of smaller aircraft with A320neos, and a 20% to 25% increase in international capacity mostly related to the introduction of three A330s during the year.

Next generation aircraft represented 30% of our ASKs in 2018 and are expected to represent 40% of our 2019 total capacity.

With the introduction of more seats to our network, we expect CASK to decrease between 1% and 3% year over year.

We have a multi-year margin expansion strategy, and we expect to grow our EBIT margin every year over the next few years. Consistently, our EBIT guidance for 2019 will be 18% to 20% compared to a margin of 15.1% for 2018 under IFRS 16.

These preliminary estimates exclude the impact of a potential joint venture with Correios, the potential acquisition of select assets of Avianca Brasil, and non-recurring events.

FY 2019 Expected Results (IFRS 16)
Total ASK growth Domestic International	18% to 20% 16% to 18% 20% to 25%
CASK	-1% to -3%
Operating margin	18% to 20%

Environmental, Social and Governance (“ESG”) Responsibility

Aviation is a key driver of sustainable development, bringing together people, businesses and communities. Safe, reliable, efficient and cost-effective air transport are important components of a broader mobility strategy to foster development. Since the beginning, Azul has engaged in activities that promote social awareness aiming to be a reference in the transformation of the individual, company and society in the Brazilian market.

Azul is the sole airline in 156 routes of the 220 routes it serves and there are still several communities that are underserved or not served at all in Brazil. Each time Azul connects a new, previously isolated destination with other regions of the country, it contributes to the local development of the region providing employment, trade links and tourism. In 2018 Azul announced five new destinations, including Mossoró, São José dos Campos, and Aracati, while identifying a list of another 30 potential new destinations.

Azul’s corporate social responsibility work also includes social projects, corporate volunteer programs and social campaigns. Pink October is one of the main causes defended by the Company. In October of 2018 Azul conducted the largest breast cancer awareness campaign in its history, reaching more than two million customers and 12,000 crewmembers. We also support Operation Smile, an international nonprofit medical service organization providing cleft lip and palate repair surgeries to children worldwide, and Vaga Lume, an entity that supports 121 communities along the Amazon River by collecting food, preparing meals, reading to children and teenagers in the community, and offering library maintenance training to regional volunteers. Other organizations supported by Azul in 2018 includes Litro de Luz, which provides illumination to underprivileged communities by installing light poles and lamps powered by solar panels, and Teto Brasil, which connects volunteers and local communities to work together to improve housing conditions of families living in slums. Approximately 16% of our crewmembers are part of our volunteer program, and with their help, during 2018, we continued to support nonprofit organizations focused on the development of the country, especially in the areas of health, education and infrastructure.

Fourth Quarter Results 2018

Respect for people is fundamental to building strong and lasting relationships. We take good care of our crewmembers by providing them with training opportunities and promoting equality, non-discrimination and diversity. For our customers, we offer a great customer experience including friendly, reliable and punctual service. We are continuously working to increase accessibility to our services. More recently, in 2018, our website adopted Hugo, a sign language assistant, becoming the first Brazilian carrier with a website designed to be disability-friendly.

We have the youngest fleet in the country and continue to make progress towards the long-term sustainability of our business by replacing older aircraft with next-generation planes that are more fuel-efficient. By 2023, all of our domestic capacity will be produced by fuel-efficient aircraft, namely the A320neos, Embraer E2s and ATR turboprops. Azul complies with all environmental legislation relating to the protection of the environment, including the disposal of waste, the use of chemical substances and aircraft noise, and requires its suppliers to comply with several environmental management system procedures and to use technical audits to enforce compliance. In addition, Azul is the only airline in Brazil with an onboard recycling program, and in almost 4.5 years of the program, a total of 74,400 kg of waste has been recycled.

Dialog and transparency are the foundation of Azul’s corporate governance structure. The Company adopts management procedures that comply with SEC and CVM requirements and seek to guarantee international standards of transparency. In addition, Azul was the first Brazilian company to become signatory to the Brazilian Takeover Panel (CAF), a private self-regulated organization for the Brazilian securities market ruled by the highest levels of corporate governance standards.

Fourth Quarter Results 2018

Conference Call Details

Thursday, March 14th, 2018

11h00 am (EST) | noon (Brasília time)

USA: +1 412 317 6029

Brazil: +55 11 3193 1001 or +55 11 2820 4001

Code: AZUL

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193 1001 or +55 11 2820 4012

Code: 6237454#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 821 daily flights to 110 destinations. With an operating fleet of 125 aircraft and more than 11,000 crewmembers, the Company has a network of 220 non-stop routes as of December 31, 2018. In 2018, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Fourth Quarter Results 2018

Balance Sheet

(R$ million)	December 31, 2018	December 31, 2017	September 30, 2018
Assets	11,793.2	10,316.0	11,448.0
Current assets	3,521.8	3,303.7	3,623.9
Cash and cash equivalents	1,169.1	762.3	893.7
Short-term investments	517.4	1,036.1	667.6
Restricted investments	-	8.8	-
Trade and other receivables	1,069.1	913.8	1,340.8
Inventories	200.1	150.4	198.4
Taxes recoverable	283.8	112.9	257.7
Derivative financial instruments	6.7	10.3	41.6
Prepaid expenses	163.8	109.8	127.7
Related Parties	-	73.2	-
Other current assets	111.7	126.0	96.5
Non-current assets	8,271.4	7,012.3	7,824.1
Related parties	-	9.7	12.3
Long-term investments	1,287.8	836.0	1,215.7
Security deposits and maintenance reserves	1,546.7	1,259.1	1,597.9
Derivative financial instruments	588.7	410.5	516.3
Prepaid expenses	21.7	4.5	20.0
Other non-current assets	520.7	206.0	321.6
Property and equipment	3,289.2	3,325.5	3,142.3
Intangible assets	1,016.6	961.0	998.0
Liabilities and equity	11,793.2	10,316.0	11,448.0
Current liabilities	4,056.8	3,397.0	3,866.5
Loans and financing	335.1	568.2	435.8
Accounts payable	1,166.3	953.5	1,197.6
Accounts payable - forfaiting	162.8	-	-
Air traffic liability	1,672.5	1,350.0	1,646.7
Salaries, wages and benefits	244.0	246.3	301.2
Insurance premiums payable	35.0	24.4	0.1
Taxes payable	57.0	44.4	33.5
Federal tax installment payment program	9.7	9.8	9.7
Derivative financial instruments	181.0	48.5	55.9
Other current liabilities	193.5	151.7	186.1
Non-current liabilities	4,572.7	4,127.1	4,631.7
Loans and financing	3,371.0	2,921.7	3,317.4
Derivative financial instruments	260.0	378.4	381.9
Deferred income taxes	443.9	305.4	398.3
Federal tax installment payment program	95.7	105.4	98.1
Provision for tax, civil and labor risk	81.0	73.2	85.9
Other non-current liabilities	321.1	343.0	350.1
Equity	3,163.7	2,791.9	2,949.8
Issued capital	2,209.4	2,163.4	2,205.2
Capital reserve	1,918.4	1,898.9	1,900.0
Treasury shares	(10.6)	(2.7)	(9.4)
Accumulated other comprehensive income (loss)	(117.3)	(11.2)	(171.6)
Accumulated losses	(836.2)	(1,256.5)	(974.4)

Fourth Quarter Results 2018

Cash Flow Statement

(R$ million)	4Q18	4Q17	% ∆	2018	2017	% ∆

Cash flows from operating activities
Income for the period	138.2	297.4	-53.5%	420.3	516.3	-18.6%
Total non-cash adjustments	121.6	(51.5)	n.a.	438.1	430.2	1.8%
Total working capital adjustments	126.6	(157.2)	n.a.	(200.6)	(349.1)	-42.5%
Net cash flows provided by operations	386.4	88.7	335.4%	657.7	597.4	10.1%
Interest paid	(85.5)	(48.9)	74.7%	(214.7)	(301.9)	-28.9%
Net cash provided by operating activities	300.9	39.8	655.6%	443.1	295.5	49.9%

Cash flows from investing activities
Short-term investment	152.9	(94.2)	n.a.	544.0	(629.6)	n.a.
Long-term investment	-	-	n.a.	-	1.1	n.a.
Restricted investments	-	30.4	n.a.	5.6	120.9	-95.3%
Cash received on sale of property and equipment	-	-	n.a.	363.2	177.3	104.8%
Acquisition of intangible	(28.0)	(21.2)	32.4%	(100.2)	(56.1)	78.5%
Acquisition of property and equipment	(214.2)	(119.3)	79.6%	(754.6)	(589.5)	28.0%
Net cash (used) provided by investing activities	(89.2)	(204.2)	-56.3%	58.0	(975.8)	n.a.

Cash flows from financing activities
Loans
Proceeds	-	1,566.8	n.a.	98.9	1,750.1	-94.3%
Repayment	(44.1)	(95.6)	-53.9%	(530.5)	(885.8)	-40.1%
Debentures
Proceeds	200.0	2.9	6875.9%	700.0	200.0	250.0%
Repayment	(44.4)	(953.0)	-95.3%	(168.1)	(1,153.2)	-85.4%
Repayment financing lease	(40.1)	(43.5)	-7.9%	(385.9)	(204.5)	88.7%
Redemption of preferred shares	-	-	n.a.	-	(44.7)	n.a.
Related parties	-	-	n.a.	-	-	n.a.
Capital increase	16.5	(28.8)	n.a.	47.6	1,231.3	-96.1%
Treasury shares	(1.1)	(1.1)	7.2%	(12.2)	(2.7)	343.7%
Loan to shareholder	-	(47.2)	n.a.	76.9	(73.2)	n.a.
Sales and leaseback	-	-	n.a.	11.9	39.5	-69.9%
Net cash (used) provided by financing activities	86.8	400.5	-78.3%	(161.2)	856.7	n.a.

Exchange gain and (losses) on cash and cash equivalents	(23.0)	40.4	n.a.	67.0	36.8	82.0%

Increase (decrease) in cash and cash equivalents	275.5	276.5	n.a.	406.8	213.2	90.9%

Cash and cash equivalents at the beginning of the period	893.7	485.9	83.9%	762.3	549.2	38.8%
Cash and cash equivalents at the end of the period	1,169.1	762.3	53.4%	1,169.1	762.3	53.4%

EBITDAR Reconciliation

R$ million	4Q18	4Q17	% ∆	2018¹	2017	% ∆
Net income	138.2	297.4	-53.5%	703.6	516.3	36.3%
Income taxes	(37.3)	(72.4)	n.a.	(181.8)	(64.8)	n.a.
Net financial result	(173.0)	(77.4)	123.6%	(265.4)	(461.5)	-42.5%
Related parties result	65.6	149.7	-56.2%	342.1	194.4	76.0%
Operating income	282.9	297.4	-4.9%	808.7	848.4	-4.7%
Depreciation and amortization	71.6	53.2	34.5%	324.9	299.8	8.4%
EBITDA	354.6	350.7	1.1%	1,133.6	1,148.2	-1.3%
Aircraft and other rent	408.1	315.3	29.4%	1,509.9	1,181.7	27.8%
EBITDAR	762.7	666.0	14.5%	2,643.6	2,329.9	13.5%

1 2018 adjusted for non-recurring items in 2Q18.

Fourth Quarter Results 2018

Non-Recurring Events

Azul’s 2018 results were impacted by non-recurring events totaling R$283.3 million, which the Company believes should not be considered when evaluating the recurring operational performance of the airline. A description of these events and a reconciliation from the recorded to the adjusted financial and operating results are presented below.

Nationwide truck drivers’ strike:

On May 21st, a truckers’ strike disrupted the distribution of fuel supplies throughout the country, affecting flights as well as passengers’ ability to commute to and from airports for a period of approximately 10 days. About 37 airports operated by Azul ran out of fuel and some airports remained closed for three days. The total operational impact of the truckers’ strike on Azul amounted to R$57 million in 2Q18. Of this amount, R$51.2 million represents a loss of revenue and R$5.8 million an increase in expenses recorded under other operating expenses.

E-Jets sale:

We recorded an expense of R$226.3 million in 2Q18 under other operating expenses related to the sale of six E-Jets, primarily driven by a non-cash difference between the sale price of those aircraft and their recorded book value. This amount also includes a provision for maintenance expenses expected to be incurred to return these aircraft. Although we recorded a book loss associated with the sale of these aircraft, the sale price of those aircraft was higher than their outstanding debt, and therefore the transaction generated cash for the Company.

2018 Non-recurring adjustments	As recorded	Adjustment	Adjusted

Operating revenues	9,153.4	51.2	9,204.6
Passenger revenues	8,670.1	51.2	8,721.3
Operating expenses	8,627.9	(232.1)	8,395.8
Other operating expenses	875.1	(232.1)	643.1
Operating income	525.4	283.3	808.7
EBITDAR	2,360.3	283.3	2,643.6
Net income	420.3	283.3	703.6
Basic net income per PN share (R$)	1.24	0.84	2.08
Diluted net income per PN share (R$)	1.23	0.83	2.05

RASK (cents)	31.2	0.2	31.4
PRASK (cents)	29.5	0.2	29.7
CASK (cents)	29.4	(0.8)	28.6
CASK ex-fuel (cents)	20.4	(0.8)	19.6
Average fare (R$)	375.0	2.2	377.2
Yield per passenger kilometer (cents)	35.9	0.2	36.1

Fourth Quarter Results 2018

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Fourth Quarter Results 2018

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 14, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer